FOR IMMEDIATE RELEASE	TSX: SLW
January 31, 2017	NYSE: SLW

SILVER WHEATON TO RELEASE 2016 FOURTH QUARTER
AND FULL YEAR RESULTS ON MARCH 21, 2017

Vancouver, British Columbia – Silver Wheaton Corp. (TSX:SLW) (NYSE:SLW) will release 2016 fourth quarter and full year results on Tuesday, March 21, 2017, after market close.

A conference call will be held Wednesday, March 22, 2017, starting at 11:00 am (Eastern Time) to discuss these results. To participate in the live call please use one of the following methods:

Dial toll free from Canada or the US:             1-888-231-8191
Dial from outside Canada or the US:             1-647-427-7450
Pass code: 64357311
Live audio webcast:                    www.silverwheaton.com

Participants should dial in five to ten minutes before the call.

The conference call will be recorded and available until March 29, 2017, at 11:59 pm (Eastern Time). The webcast will be available for one year. You can listen to an archive of the call by one of the following methods:

Dial toll free from Canada or the US:             1-855-859-2056
Dial from outside Canada or the US:             1-416-849-0833
Pass code: 64357311
Archived audio webcast:                  www.silverwheaton.com

For further information, please contact:

Patrick Drouin
Senior Vice President, Investor Relations
Silver Wheaton Corp.
Tel: 1-844-288-9878
Email: info@silverwheaton.com
Website: www.silverwheaton.com